Exhibit 12.1

Ratio of Earnings to Fixed Charges

	June YTD				Year Ended December 31,
Amounts in millions, except ratios	2013		2012		2011		2010		2009		2008
Ratio of Earnings to Fixed Charges	8.0		5.7		5.6	x	3.9	x	7.3	x	5.0	x
Details of the specific calculations are set forth below:

	June YTD				Year Ended December 31,
	2013		2012		2011		2010		2009		2008
Earnings
Income before taxes	$192.0		$380.6		$243.5		$153.1		$317.0		$210.1
Add: Fixed charges	27.5		80.2		51.7		51.1		50.3		52.1

Subtotal	219.5		460.8		295.2		204.2		367.3		262.2
Less: Capitalized interest	(0.6)		(0.8)		(7.1)		(4.8)		(0.9)		(1.3)

Total	$218.9		$460.0		$288.1		$199.4		$366.4		$260.9

Fixed charges
Interest expense	$18.5		$62.9		$29.2		$32.3		$35.6		$36.9
Capitalized interest	0.6		0.8		7.1		4.8		0.9		1.3
Interest portion of rent expense (1)	8.4		16.5		15.4		14.0		13.8		13.9

Total	$27.5		$80.2		$51.7		$51.1		$50.3		$52.1

Ratio of Earnings to Fixed Charges	8.0	x	5.7	x	5.6	x	3.9	x	7.3	x	5.0	x

(1)	The interest portion of rent expense represents the estimated interest component of such rental payments.

Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges represent interest expense; amortization of treasury lock settlements; debt discount and expenses; capitalized interest and that portion of rental expense deemed to be the equivalent of interest.